CSCL/CD-700 (Rev. 08/15)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	(FOR BUREAU USE ONLY)
MAY 2 3 2016	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

TranInfo:1 21367071-i 05/19/16
Chk#: 2062 Amt: $50.00
ID: FLATLAND LLC

Name	
Address	
City	State ZIP Code

EFFECTIVE DATE:

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ARTICLES OF ORGANIZATION
For use by Domestic Limited Liability Companies
(Please read Information and Instructions on reverse side)

E8488F

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

ARTICLE I

The name of the limited liability company is: Flatland LLC

ARTICLE II

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.

ARTICLE III

The duration of the limited liability company if other than perpetual is: _____

ARTICLE IV

1. The name of the resident agent at the registered office is: Nicholas Klimas

2. The street address of the location of the registered office is:

505 Bayberry Pointe Dr NW Apt C, Grand Rapids , Michigan 49534
(Street Address)   (City)   (Zip Code)

3. The mailing address of the registered office if different than above:

_____ , Michigan _____
(P.O. Box or Street Address)   (City)   (Zip Code)

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 15th day of May , 2016

By _____
(Signature(s) of Organizer(s))

Nicholas Klimas, Steven Silva
(Type or Print Name(s) of Organizer(s))

General Operating Agreement for Michigan

This GENERAL Operating AGREEMENT (the "**Agreement**") is entered into on November 01, 2015 by and between Nicholas Klimas and Steven Silva (each a "**Member**" and collectively referred to as the "**Members**"). Each Member hereby agrees to the following terms and conditions:

Section I
Definitions

1. **Departing Member.** "**Departing Member**" means any Member that leaves the membership by withdrawal, death, incapacity, bankruptcy, retirement, termination, or otherwise, thereby relinquishing his or her ownership interest.

2. **Net Losses.** "**Net Losses**" means the net losses of the Membership for an accounting period as determined by generally accepted accounting principles.

3. **Net Profits.** "**Net Profits**" means the net profits of the Membership for an accounting period as determined by generally accepted accounting principles.

Section II
Membership Information

1. **Membership Name.** The Membership will be known as: Flatland, LLC (the "Membership").

2. **Principal Place of Business.** The Membership's principal place of business will be located at 703 Strobel Ave NW, Grand Rapids, Michigan 49504.

3. **Term.** The first day that the Membership will begin business is November 01, 2015 and its term will continue until dissolved or until it is otherwise forced to cease its operations by law. The Members agree to terminate the Membership only as provided herein.

4. **Business Purpose.** The Membership's primary business purpose is to engage in any or all lawful business activities for which Memberships may be organized under Michigan law,

including, without limitation, the following activities: Flatland LLC manufactures and sells accessories for the e-skate market. The Membership may also do all other lawful things to further its business purpose and conduct any other type of lawful business activity that the Members may agree on from time to time.

Section III
Ownership and Management

1. **Initial Capital.** The Members are not required to deposit an initial contribution of capital in the Membership when this Agreement goes into effect. Each Member's initial capital contribution amount will be as follows:

   a. Nicholas Klimas will initially contribute the following capital to the Membership: $0.00

   b. Steven Silva will initially contribute the following capital to the Membership: $0.00

2. **Ownership Interests.** Members' respective ownership interest will be in equal shares.

3. **Member Management Roles.** The Members will have the following roles in the management of the Membership:

   a. Nicholas Klimas's Role: CEO/CFO

   b. Steven Silva's Role: CEO/Business Development

4. **Voting.** Unless otherwise noted herein, all decisions concerning the Membership will be made by majority vote of the Members, with each Member having an equal vote regardless of ownership percentage. If a Member is not available to vote on a matter in person, that Member may cast his or her vote through an agent, by mail, or by other similar means.

5. **Time and Ability.** Each Member agrees to devote to the Membership so much of his or her time as is reasonably necessary for carrying out the Membership's business and to use the utmost of his or her skills and abilities to further the Membership's goals.

6. **Membership Property.** Legal title to any Membership property, whether real or personal, may be held in the name of the Membership or in such other name as the Members determine by vote. If the Members so vote, Membership property may be held in their own names or in the names of Membership trustees or nominees; however, holding property in

this manner will be for convenience only and any such property will continue to be treated as Membership property by the Members in all respects. No Member may withdraw any portion of the capital of the Membership or encumber any asset of the Membership without the unanimous and express written consent of all other Members.

Section IV
Profits and Losses

1. **Profits and Losses.** Net Profits will be distributed to the Members monthly, within 10 business days of the last day of each month. The Net Profits of the Membership will be calculated by an independent public accountant selected by vote of the Members, and, except as to clear errors discovered within 30 business days after its completion, the accountant's calculation of Net Profits shall be final and conclusive as to each Member. The Members accept responsibility for paying for any taxes, encumbrances, insurance, and other expenses relating to the operation of the Membership according to the ratios described in this paragraph. Net Profits and Net Losses will be distributed to or borne among the Members as follows: Equally among the Members.

2. **Retention of Earnings.** Profits may be retained by the Membership instead of being distributed for any amount of time that the Members so vote.

3. **Salaries.** Whether or not any Member is to receive a salary for services rendered to the Membership and the amount of any Member's salary will be determined by unanimous consent of the Members.

Section V
Accounting

1. **Contribution Accounts.** All Members will maintain a joint contribution account to hold money paid to the Membership by the Members, including the Members' initial contributions.

2. **Distribution Accounts.** Each Member will maintain an individual distribution account to hold money paid to each Member by the Membership.

3. **Banking.** The Members will deposit all capital contributions, revenue, and other funds of the Membership into any one or multiple banking institutions as the Members so designate by vote. Each Member's authority to sign checks from any joint Membership bank account is as follows:

   a. Nicholas Klimas shall have such authority.

   b. Steven Silva shall have such authority.

4. **Accounting Records; Fiscal Year.** Adequate accounting records will be created and maintained for the Membership and all Membership accounts. Accounting records and books will be kept on a cash basis and the fiscal year will end on the last day of December. Membership books will include records of income, expenses, assets, and liabilities and will be kept accurate, complete, and open to inspection by any Member or Member's agent at all times.

5. **Audits.** A complete audit of all Membership affairs will be conducted at the close of each fiscal year, or more frequently should the Members so choose by vote, by an independent public accountant selected by vote of the Members. Except as to clear errors discovered within 10 business days after its completion, each audit shall be final and conclusive as to each Member.

6. **Taxes.** Each Member is responsible for paying his or her own taxes on distributions received.

Section VI
Dissolution and Winding Up

1. **Dissolution.** Any Member may voluntarily withdraw at any time by giving the other Member(s) 30 days' written notice of his or her intention to do so. The Membership will dissolve upon the departure of any Member, whether due to voluntary withdrawal, death, incapacity, bankruptcy, retirement, termination, or for any other reason, unless the remaining Members choose to purchase or sell the Departing Member's ownership interest within 30 days of the departure. If the remaining Members unanimously choose to purchase the Departing Member's ownership interest, the remaining Members will divide and purchase the Departing Member's ownership interest equally. Should the remaining Members not unanimously choose to purchase the Departing Member's ownership interest, individual Members will then have the right to purchase the ownership interest, and each Member that chooses to purchase will divide the ownership interest equally. If all the

remaining Members unanimously consent, a non-Member may replace the Departing Member by purchasing the Departing Member's ownership interest within 30 days of receiving such consent. If the departure is due to the death of the Departing Member, the estate of the deceased is obligated to sell the Departing Member's ownership interest to the Membership, and any purchase of the ownership interest will be paid to the Departing Member's executor or personal representative.

2. **Purchase Price.** The Members agree that the purchase price of a Departing Member's ownership interest will be calculated according to standard accounting and business appraisal practices by an independent appraiser selected by vote of the Members, including the Departing Member, if feasible. Any appraiser selected must be recognized as a professional appraiser or consultant regularly engaged in evaluating businesses comparable to the Membership. Any dispute as to the accuracy of the appraised purchase price will be decided by a third-party arbitrator within 90 days of the Departing Member's departure.

3. **Assumption of Obligations.** Upon the departure of any Member, the remaining Members, including any new Member, will assume the Departing Member's obligations and hold the Departing Member free and harmless from liability for all Membership activities undertaken by the Members from that date forward. The remaining Members, at their sole expense. will cause to be prepared any notices or other documentation necessary to protect the Departing Member from liability for any future obligations of the Membership.

4. **Winding Up.** Upon dissolution or termination of the Membership by the unanimous consent of the Members or otherwise, the affairs of the Membership will be finalized, the assets of the Membership will be promptly liquidated, all debts will be paid, and any remaining funds will be distributed according the ratios specified herein.

Section VII
Miscellaneous

1. **Governing Law.** The Membership and this Agreement will be governed by the laws of the State of Michigan exclusively and without reference to principles of conflict of laws.

2. **Dispute Resolution.** The Parties acknowledge and agree that they will first attempt to resolve any dispute resulting from or arising out of this Agreement through friendly consultation between one another. If friendly consultation fails to resolve the dispute, the Parties agree to submit the dispute to mediation conducted in accordance with the commercial mediation procedures of the American Arbitration Association. The parties

agree to share equally in the costs of the mediation. If mediation fails to resolve the dispute, the Parties hereby agree that, unless all Parties agree otherwise, any dispute, claim, or controversy arising out of or relating to this Agreement will be resolved through mandatory binding arbitration administered by the American Arbitration Association (AAA) in accordance with its Commercial Arbitration Rules, and the judgment of its arbitrator(s) may be entered by any court of competent jurisdiction. The Parties further agree that the U.S. Federal Arbitration Act governs the interpretation and enforcement of this provision. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY AND ALL RIGHTS TO BRING OR PARTICIPATE IN A CLASS ACTION OR MULTI-PARTY ACTION IN ANY ACTION, PROCEEDING, OR COUNTER-CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. ALL CLAIMS AND DISPUTES ARISING OUT OF THIS AGREEMENT MUST BE ARBITRATED OR LITIGATED ON AN INDIVIDUAL BASIS AND NOT ON A CLASS BASIS. ANY DISPUTE, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT MUST BE COMMENCED WITHIN ONE YEAR AFTER THE CAUSE ACCRUES; OTHERWISE, SUCH CAUSE OF ACTION WILL BE PERMANENTLY BARRED. This provision will survive the termination of this Agreement.

3. **Notices.** All notices between the Members will be in writing and may be served by personal delivery, fax, email, or certified United States Mail, return receipt requested. All notices will be effective upon receipt by the Member(s) or upon the fifth day following the notice being mailed, whichever occurs first.

4. **Assignment.** This Agreement will be binding and inure to the benefit of the Parties, their personal representatives, successors, guardians, and assigns, but only to the extent that such assignment is permitted by the terms of this Agreement, if at all.

5. **Construction.** In this Agreement, the masculine, feminine, and neuter genders will be interpreted to include each other, as will the singular and plural. Headings used herein are for convenience only and will not be interpreted to give any meaning to their respective provisions.

6. **Severability.** The Parties have attempted to limit provisions herein so that they apply only to the extent necessary to protect their legitimate business and property interests. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, that provision shall be considered removed from this Agreement; however, the remaining provisions shall continue to be valid and enforceable according to the intentions of the Parties. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

7. **Spousal Consent.** Each married Member or Member having a domestic Member agrees to obtain their respective spouse's or domestic Member's consent to the terms and conditions of this Agreement by having such person sign the attached Spousal Consent form.

8. **Entire Agreement.** This Agreement, including any attachments, exhibits, and amendments hereto, represents the entire and singular agreement between the Members pertaining to the Membership, and any prior agreements, promises, or representations not included herein are void and of no effect.

9. **Amendments.** Any amendments, modifications, or additions to this Agreement must be expressly made in a writing signed and unanimously agreed upon by all Members.

By signing this Agreement, I hereby confirm my agreement to all terms and conditions stated herein and swear to fulfill my obligations to the Membership in good faith.

Name: Nicholas Klimas

Sign: _____ Date: 07/21/2020

Name: Steven Silva

Sign: _____ Date: 07/21/2020